

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2018

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
17 State Street, Suite 4000
New York, NY 10004

      **Re:    Dominion Minerals Corp.**
                **Form 10-12**
                **Filed October 14, 2016**
                **File No. 000-52696**

Dear Mr. Roca:

We issued comments to you on the above captioned filing on November 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 19, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

                                Sincerely,

                                /s/ James Lopez (for)

                                John Reynolds
                                Assistant Director
                                Office of Beverages, Apparel, and Mining